SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2011

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	2010 Announcement of Annual Results, dated March 16, 2011	A-1

2.1	Closure of Register of Members and Announcement, dated March 16, 2011	B-1

3.1	Announcement (Connected Transaction), dated March 16, 2011	C-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: March 16, 2011	By:	/s/ Li Yue
Name: Li Yue
Title: Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED 中國移動有限公司 (Incorporated in Hong Kong with limited liabililty under the Companies Ordinance)

(Stock Code: 941)

2010 ANNOUNCEMENT OF ANNUAL RESULTS

•	Operating revenue reached RMB485.2 billion, up 7.3%

•	EBITDA of RMB239.4 billion, up 4.5%

•	Profit attributable to shareholders of RMB119.6 billion, up 3.9%

•	Total customers reached 584 million, up 11.8%

•

Proposed final dividend of HK$1.597 per share, together with an interim dividend of HK$1.417 per share already paid, total dividend for 2010 amounting to HK$3.014 per share, representing a dividend payout ratio of 43%

CHAIRMAN’S STATEMENT

Dear Shareholders,

The Group advanced in a positive direction against the backdrop of China’s steady, fast economic growth in 2010. Advances in telecommunication and information technologies and an exponential expansion of mobile Internet applications brought the Group tremendous opportunities for development. At the same time, further mobile penetration in China, coupled with changes in the landscape of the domestic telecommunications industry, made for a more challenging competitive environment. Adhering to the principle of rational competition, the Group remained focused on its core strengths: innovation, brand equity, management and professional talent. By fully leveraging the scale of its network, customer base and strong customer service system, the Group improved its overall competitive positioning, solidified those qualities that differentiate its business, and achieved steady business development.

Financial Results

In 2010, the Group’s operating revenue maintained steady growth, reaching RMB485,231 million, up 7.3% over last year. Continuing to lead the industry in profitability, the Group achieved 3.9% increase in profit attributable to shareholders over last year, which amounted to RMB119,640 million, with profit margin reaching 24.7%. EBITDA rose 4.5% over last year to RMB239,382 million, with EBITDA margin reaching 49.3%. Basic earnings per share grew 3.9% over last year to RMB5.96. Underpinned by its solid capital structure and strong cash flow, the Group is well-positioned to manage risks and achieve sustainable growth.

Business Development

The Group achieved steady business development in 2010. The Group has been effectively signing up new customers, a large part of whom continued to come from rural and migrant markets. The Group’s total customer base reached 584 million by the end of 2010, with a net addition of 61.73 million customers. In the meantime, the corporate customer base continued to grow, and the mid-to high-end customer base remained stable. Voice usage volume continued to grow. Total voice usage volume was 3,461.619 billion minutes, up 18.6% over last year. Average minutes of usage per user per month (MOU) were 521 minutes, up 5.4% over last year. Average revenue per user per month (ARPU) was RMB73, exhibiting a slowdown in decline. By the end of 2010, the number of 3G customers reached 20.70 million, securing the Group a leading position in the 3G market.

The value-added services business grew rapidly, with Mobile Music, Mobile Paper, “Fetion” and Mobile Mailbox all enjoying significant increases in revenue, and Mobile Gaming, Mobile Payment, Mobile Reading and Mobile Video enjoying rapid expansions in their customer bases. Mobile Internet Access data usage is growing rapidly and has become an important driving force for the growth of our value-added business. Revenue generated from the value- added business accounted for 31.2% of total operating revenue and was an essential driver of total revenue growth.

The Group made further progress in mobile Internet and “Internet of Things”, actively expanding into new areas and exploring new business models. Mobile Market, a comprehensive sales platform designed and built as a one-stop shop for downloads of a wide range of mobile applications, as well as being the world’s first such platform led by a telecom operator, has achieved rapid growth, with cumulative registered customers of 35 million, registered developers of 1.1 million, 50,000 applications provided, and over 110 million application downloads recorded by the end of December 2010. We have been actively exploring the “Internet of Things” business model by launching a variety of new applications that enrich product lines designed for both families and corporations. We also joined forces with local governments to promote fast development of “Internet of Things” applications in building “wireless cities”, in the fields of city management, intelligent traffic control and industrial control.

Adhering to our mantra of “Customers are our priority, quality service is our principle”, the Group undertook a series of programs in order to improve customer service quality and enhance customer satisfaction. New measures were added to better protect customer rights, such as “alerts before direct debit, and standardized inquiry and unsubscribe function for value-added services”. In 2010, we had the lowest number of complaints per million customers among all peers in the country, and we are proud to maintain a good rate of customer satisfaction.

Network Development and Evolution

The Group is committed to the belief that “network quality is the lifeline of any telecommunications company”. To stay ahead of the trend of the booming mobile data traffic resulting from the popularization of intelligent terminals, we set our sights on implementing a forward-looking and well-coordinated network development strategy. We allocated our resources in a scientific way and strengthened network construction according to the different technological features and capacities among 2G, 3G (TD-SCDMA), WLAN and LTE, and in so doing, we were able to ensure that our overall network quality continued to be in the leading position in the industry.

The 3G network built by our parent company with our assistance has been continuously broadening its covered areas. In 2010, 3G coverage was extended with good network performance to almost all the above-county-level cities in China. We took advantage of the synergy with our parent company and realized the integrated development of 2G with 3G.

The Group actively promoted home-grown innovation and has made significant progress on TD-LTE standards and industry development. The TD-LTE demonstration networks exhibited by us together with our parent company at the World Expo Shanghai 2010 and Guangzhou Asian Games were both well received. In October 2010, TD-LTE-Advanced technology was chosen by the ITU to be one of the candidates for the 4G wireless communication standard. We have won government approval for the large scale testing of TD-LTE across six cities and in a showcase network in Beijing, and related work has started on schedule. Together with our parent company, by leveraging our industrial and international influence, we are actively promoting the compatible and synchronized development of TD-LTE and FDD LTE in the global market. Our efforts have won active support and positive responses from international standards organizations, mobile operators and equipment manufacturers, and as a result, 26 testing networks are being built worldwide.

Corporate Management

In 2010, we further advanced our “One China Mobile” project and continued to look for ways to further streamline our low-cost, highly efficient operations. As part of the project, the centralized management model helped us achieve better overall efficiency across multiple operational fronts including financial management, network maintenance, equipment procurement, customer service, brand building and new business operations. Abiding by corporate governance principles of integrity, transparency, openness and high efficiency, the Company has instituted a sound governance structure and took practical measures to ensure good corporate governance practices. In 2010, we further strengthened systematic internal controls and quality management to better monitor and assess our internal performance as well as business operations. These improvements will help the Company achieve long-term, sustainable and healthy development.

Investments and Acquisitions

In October 2010, the Company completed the share subscription of a 20% interest in Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”) through its wholly-owned subsidiary, China Mobile Group Guangdong Company Limited, for a consideration of RMB39.5 billion. The Company and SPD Bank entered into a strategic cooperation agreement in November 2010 and officially began cooperation in the areas of mobile finance and mobile e-Commerce businesses.

Corporate Social Responsibility and Sustainable Development

A company’s sustainable development is interdependent with and inseparable from the overall development of the society in which it operates. The Group attaches great importance to corporate social responsibility and makes a solid contribution to society by providing a responsible and reliable network and narrowing the digital divide. In addition, the Group has done its part to address climate change and has participated in various philanthropic initiatives. In 2010, we provided excellent communications services at the World Expo Shanghai 2010 and for the Guangzhou Asian Games. In the wake of several natural disasters such as the earthquake in Yushu, Qinghai province and the mudslide in Zhouqu, Gansu province, we acted swiftly to ensure the smooth flow of mobile telecommunications in affected areas. In an effort to narrow the digital divide and improve more people’s living standards by providing them with access to mobile telecommunications, we continued to take an active part in our parent company’s “Village Connected Program”. We also committed ourselves to energy saving and emissions reduction, and our power consumption per unit of telecommunications traffic decreased by 14.8% over last year. Through public welfare charity foundations and other philanthropic activities, we contributed to education support, childcare and poverty aid. In 2010, we built 175 “China Mobile Charity Libraries” in elementary and high schools in poor, rural areas of inland and western provinces and provided training to 11,000 school principals in inland and western provinces. We also used our business resources to create platforms to encourage public participation in philanthropy.

In 2010, China Mobile was recognized for the third consecutive year as a constituent of the Dow Jones Sustainability Index, the only mainland Chinese company to win that honor. The Company was also chosen to be a constituent of the newly launched Hang Seng Corporate Sustainability Index.

Awards and Recognition

Our efforts and successes were widely recognized in 2010. The Company was again included and ranked 10th in the Financial Times’ “FT Global 500”, and was ranked 38th in Forbes Magazine’s “Global 2000” list. We were selected as one of “The 50 Most Innovative Companies 2010” by BusinessWeek. The China Mobile brand was named one of “BRANDZTM Top 100 Most Powerful Brands” by Millward Brown and Financial Times for the fifth consecutive year, and the brand value ranked 8th, topping all other telecommunications operators in the world. In the same period, Moody’s and Standard & Poor’s raised our corporate credit rating in line with the lift of China’s sovereign credit rating, to Aa3/Outlook Positive and AA-/Outlook Stable respectively.

Dividends

In view of the Group’s good profitability in 2010 and taking into consideration its long- term future development, the Board recommends payment of a final dividend of HK$1.597 per share for the financial year ended 31 December 2010 in accordance with the dividend payout ratio of 43% planned for the full financial year of 2010. This, together with the interim dividend of HK$1.417 per share that was paid in 2010, amounts to an aggregate dividend payment of HK$3.014 per share for the full financial year of 2010.

In 2011, taking into consideration various relevant factors such as the Company’s overall financial condition, cash flow generating capability and the need for future sustainable development, the Company plans the dividend payout ratio for the full year of 2011 to be 43%.

The Board is of the view that the Company’s good profitability and strong cash flow generating capability will continue to support the future sustainable development of the Company, while providing shareholders with a favorable return.

Future Outlook

With the emergence of innovative technology companies offering integrated products and services including terminal manufacturing, business applications development and Internet service, and the proliferation of new Internet business models, the telecommunications industry’s traditional eco-system is facing new challenges. Increasing mobile penetration in China will further intensify competition in the telecommunications industry. At the same time, China is speeding up its transition to an economic development model that is more focused on technology and innovation. Naturally, the focus on emerging information technology industries as well as policies designed to stimulate consumption will significantly boost demand for telecommunications and information services. Along with the popularization of intelligent terminals and the broadband mobile network, the mobile Internet market is bursting with vitality and energy. “Internet of Things” is also showing vigorous growth momentum following the development of sensing technology and the broadening of telecommunications networks’ coverage. Together, these developments present vast potential for sustainable development of the Company.

Facing both opportunities and challenges, we will implement our sustainable development strategy to the fullest. We will devote ourselves to innovation and exploration and consolidation of our core competencies, targeting to be the world’s leading player. Our goal shall be to realize the strategic vision of “Mobile Changes Life”. We will proceed with the “One China Mobile” project to further streamline operations. We will expand into new areas and lead the development of mobile Internet and “Internet of Things” to achieve greater scale. We will explore new models to build comprehensive business platforms and form future competitive advantage. We will strengthen our customer-oriented service and business innovation to solidify our leading position in the market. We will maintain our advantage in network quality and capacity and build forward-looking, integrated and compatible networks. At the same time, we will continue promoting home-grown innovation and will support the parent company in the construction, operation and evolution of 3G. Leveraging our international influence, we will accelerate the development of the TD-LTE technology.

We will look for appropriate investment opportunities in an active but cautious manner to broaden our presence in the telecommunications market.

Our commitment is unwavering – we will strive to create value for our shareholders.

Wang Jianzhou
Chairman

Hong Kong, 16 March 2011

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2010.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Expressed in Renminbi)

		Year ended 31 December
	Note	2010	2009
		RMB million	RMB million

Operating revenue (Turnover)	4
Usage and monthly fees		312,349	300,632
Value-added services fees		151,435	131,434
Other operating revenue		21,447	20,037

		485,231	452,103

Operating expenses
Leased lines		3,897	3,006
Interconnection		21,886	21,847
Depreciation		86,230	80,179
Personnel		24,524	21,480
Other operating expenses	5	197,940	178,583

		334,477	305,095

Profit from operations		150,754	147,008
Other net income		2,336	1,780
Non-operating net income		685	359
Interest income		5,658	5,940
Finance costs		(902)	(1,243)
Share of profit of associate		558	—
Share of loss of jointly controlled entity		(18)	(8)

Profit before taxation		159,071	153,836
Taxation	6	(39,047)	(38,413)

PROFIT FOR THE YEAR		120,024	115,423

Other comprehensive income for the year
Exchange differences on translation of financial statements of overseas entities		(135)	42

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		119,889	115,465

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONT’D)

(Expressed in Renminbi)

		Year ended 31 December
	Note	2010 RMB million		2009 RMB million
Profit attributable to:
Equity shareholders of the Company			119,640	115,166
Non-controlling interests			384	257

PROFIT FOR THE YEAR			120,024	115,423

Total comprehensive income attributable to:
Equity shareholders of the Company			119,505	115,208
Non-controlling interests			384	257

TOTAL COMPREHENSIVE INCOME FOR THE YEAR			119,889	115,465

Earnings per share – Basic	7(a)	RMB	5.96	RMB5.74

Earnings per share – Diluted	7(b)	RMB	5.89	RMB5.67

EBITDA (RMB million)[1]			239,382	229,023

Details of dividends to equity shareholders of the Company are set out in note 8.

[1]

The Company defines EBITDA as profit for the year before taxation, share of loss of jointly controlled entity, share of profit of associate, finance costs, interest income, non-operating net income, depreciation and amortization of other intangible assets.

CONSOLIDATED BALANCE SHEET

(Expressed in Renminbi)

		As at 31 December
	Note	2010	2009
		RMB million	RMB million

Non-current assets
Property, plant and equipment		385,296	360,075
Construction in progress		54,868	46,094
Land lease prepayments		12,040	11,201
Goodwill		36,894	36,894
Other intangible assets		813	727
Interest in associates		40,175	—
Interest in jointly controlled entity		8	6
Deferred tax assets		9,720	8,939
Pledged bank deposits		162	—
Other financial assets		77	77

		540,053	464,013

Current assets
Inventories		4,249	3,847
Accounts receivable	9	7,632	6,405
Other receivables		7,076	3,490
Prepayments and other current assets		10,151	9,064
Amount due from ultimate holding company		293	25
Tax recoverable		135	17
Deposits with banks		204,803	185,613
Cash and cash equivalents		87,543	78,894

		321,882	287,355

Current liabilities
Accounts payable	10	111,646	95,985
Bills payable		502	642
Deferred revenue		43,489	35,573
Accrued expenses and other payables		85,716	69,335
Amount due to ultimate holding company		15	4
Amount due to immediate holding company		35	119
Interest-bearing borrowings		4,981	—
Obligations under finance leases		68	68
Current taxation		9,178	8,079

		255,630	209,805

Net current assets		66,252	77,550

Total assets less current liabilities carried forward		606,305	541,563

CONSOLIDATED BALANCE SHEET (CONT’D)

(Expressed in Renminbi)

		As at 31 December
	Note	2010	2009
		RMB million	RMB million

Total assets less current liabilities brought forward		606,305	541,563

Non-current liabilities
Interest-bearing borrowings		(28,615)	(33,551)
Deferred revenue, excluding current portion		(248)	(317)
Deferred tax liabilities		(39)	(61)

		(28,902)	(33,929)

NET ASSETS		577,403	507,634

CAPITAL AND RESERVES
Share capital		2,139	2,139
Reserves		574,018	504,609

Total equity attributable to equity shareholders of the Company		576,157	506,748
Non-controlling interests		1,246	886

TOTAL EQUITY		577,403	507,634

Notes:

1.	Basis of preparation

The Group’s financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are consistent with IFRSs. The financial statements also comply with HKFRSs and the requirements of the Hong Kong Companies Ordinance. The financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.	Changes in accounting policies

The IASB has issued a number of new or revised IFRSs that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2010. The equivalent new or revised HKFRSs consequently issued by HKICPA as a result of these developments have the same effective date as those issued by the IASB and are consistent with the pronouncements issued by the IASB.

Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS/HKFRS 3 (revised), Business combinations

•	IAS/HKAS 27 (amended), Consolidated and separate financial statements

•	Amendments to IFRS/HKFRS 2, Share-based Payment – Group cash-settled share-based payment transactions

•	HK-Interpretation 5, Presentation of financial statements: classification of a term loan that contains a repayment on demand clause

•	Improvements to IFRSs/HKFRSs (2009)

These developments have had no material impact on the Group’s financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3.	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, the Group has no operating segments since the Group is only engaged in mobile telecommunication and related business. No Group’s geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenues derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

4.	Turnover

The principal activities of the Group are the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities of Mainland China and Hong Kong. The principal activity of the Company is investment holding.

Turnover represents mainly usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of the PRC business tax. Business tax is charged at approximately 3% of the corresponding revenue generated from the service rendered in Mainland China. No business tax is charged on the revenue generated from the Group’s mobile telecommunications and related services in Hong Kong.

Value-added services fees are mainly derived from voice value-added services, short message services (“SMS”), Mobile Internet Access services and other data services.

Other operating revenue mainly represents interconnection revenue.

5.	Other operating expenses

	2010 RMB million	2009 RMB million

Selling and promotion	90,590	80,043
Maintenance	31,390	28,109
Impairment loss of doubtful accounts	4,019	4,503
Impairment loss of inventories	55	16
Amortization of other intangible assets	62	56
Operating lease charges	9,839	8,751
Loss on disposal of property, plant and equipment	—	11
Write-off of property, plant and equipment	2,763	4,493
Auditors’ remuneration	95	89
Others (Note)	59,127	52,512

	197,940	178,583

Note:	Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, labour services expenses and other miscellaneous expenses.

6.	Taxation

Taxation in the consolidated statement of comprehensive income represents:

	2010 RMB million	2009 RMB million

Current tax

Provision for Hong Kong profits tax on the estimated assessable profits for the year	123	91
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	39,726	39,666

	39,849	39,757
Deferred tax

Origination and reversal of temporary differences	(802)	(1,344)

	39,047	38,413

(i)	The provision of Hong Kong profits tax is calculated at 16.5% (2009: 16.5%) of the estimated assessable profits for the year ended 31 December 2010.

(ii)	The provision for the PRC enterprise income tax is based on the statutory rate of 25% of the taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2010, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, for which the applicable preferential tax rate was 20% and 22% for 2009 and 2010 and is increased to 24% and 25% for the years ending 31 December 2011 and 2012 onwards, respectively.

7.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB119,640,000,000 (2009: RMB115,166,000,000) and the weighted average number of 20,062,910,111 shares (2009: 20,057,674,088 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2010 Number of shares	2009 Number of shares

Issued shares as at 1 January	20,060,853,651	20,054,379,231
Effect of share options exercised	2,056,460	3,294,857

Weighted average number of shares as at 31 December	20,062,910,111	20,057,674,088

7.	Earnings per share (Continued)

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB119,640,000,000 (2009: RMB115,166,000,000) and the weighted average number of 20,321,332,465 shares (2009: 20,312,459,133 shares), calculated as follows:

Weighted average number of shares (diluted)

	2010 Number of shares	2009 Number of shares

Weighted average number of shares as at 31 December	20,062,910,111	20,057,674,088
Effect of deemed issue of shares under the Company’s share option scheme for nil consideration	258,422,354	254,785,045

Weighted average number of shares (diluted) as at 31 December	20,321,332,465	20,312,459,133

8.	Dividends

Dividends attributable to the year:

	2010 RMB million	2009 RMB million

Ordinary interim dividend declared and paid of HK$1.417 (equivalent to approximately RMB1.236) (2009: HK$1.346 (equivalent to approximately RMB1.187)) per share	24,550	23,791
Ordinary final dividend proposed after the balance sheet date of HK$1.597 (equivalent to approximately RMB1.359) (2009: HK$1.458 (equivalent to approximately RMB1.284))per share	27,268	25,753

	51,818	49,544

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.85093, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2010. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2010.

9.	Accounts receivable

Aging analysis of accounts receivable, net of impairment loss for doubtful accounts, is as follows:

	As at 31 December
	2010 RMB million	2009 RMB million

Within 30 days	5,295	4,275
31 – 60 days	1,317	1,012
61 – 90 days	639	673
Over 90 days	381	445

	7,632	6,405

Accounts receivable primarily comprise receivables from customers. Accounts receivable from customers are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

Accounts receivable are expected to be recovered within one year.

10.	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at 31 December
	2010 RMB million	2009 RMB million

Due within 1 month or on demand	88,525	72,883
Due after 1 month but within 3 months	9,888	8,965
Due after 3 months but within 6 months	5,519	6,420
Due after 6 months but within 9 months	3,337	3,691
Due after 9 months but within 12 months	4,377	4,026

	111,646	95,985

All of the accounts payable are expected to be settled within one year or are repayable on demand.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited financial statements for the year ended 31 December 2010.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

Throughout the year ended 31 December 2010, other than the roles of the Chairman and the Chief Executive Officer being performed by Mr. Wang Jianzhou from 1 January 2010 to 18 August 2010, the Company has complied with all the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Code on Corporate Governance Practices”).

Mr. Wang Jianzhou joined the Board of Directors of the Company in November 2004 and since then has been the Chairman and the Chief Executive Officer of the Company in charge of the overall management of the Company until 18 August 2010. With effect from 19 August 2010, Mr. Wang Jianzhou has ceased to be the Chief Executive Officer and remains as Executive Director and Chairman of the Company, and Mr. Li Yue has been re-designated as Executive Director and Chief Executive Officer of the Company. The re-designation enables the Company to comply with the best practice for corporate governance of separating the roles of chairman and chief executive officer under the Code on Corporate Governance Practices.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 17 May 2011 to 19 May 2011 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend for 2010, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 16 May 2011.

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10% enterprise income tax when it distributes the proposed final dividend for 2010 to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the proposed final dividend for 2010 after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the proposed final dividend for 2010 payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend that it is entitled at or before 4:30 p.m. on Monday, 16 May 2011.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The 2010 annual report will be published on the HKExnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk in due course.

The consolidated financial information set out above does not constitute the Company’s statutory financial statements for the year ended 31 December 2010 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2010, which contain an unqualified auditors report, will be delivered to the Registrar of Companies as well as made available on the Company’s website at http://www.chinamobileltd.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED 中國移動有限公司 (Incorporated in Hong Kong with limited liabililty under the Companies Ordinance)

(Stock Code: 941)

CLOSURE OF REGISTER OF MEMBERS

AND

ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND

PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT

ENTERPRISES IN RESPECT OF THE PROPOSED

2010 FINAL DIVIDEND

This notice is made pursuant to section 99 of the Companies Ordinance (Chapter 32 of Laws of Hong Kong). Reference is also made to the 2010 annual results announcement of China Mobile Limited (the “Company”) published on 16 March 2011.

Notice is hereby given that the register of members of the Company will be closed from 17 May 2011 to 19 May 2011 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the proposed 2010 final dividend (the “2010 Final Dividend”), all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on 16 May 2011. The 2010 Final Dividend will be paid on or about 3 June 2011 to those shareholders on the register of members on 19 May 2011 (the “Record Date”).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10% enterprise income tax when it distributes the 2010 Final Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2010 Final Dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2010 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

B-1

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend that it is entitled at or before 4:30 p.m. on Monday, 16 May 2011.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 16 March 2011

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

B-2

Exhibit 3.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED 中國移動有限公司 (Incorporated in Hong Kong with limited liabililty under the Companies Ordinance)

(Stock Code: 941)

CONNECTED TRANSACTION

ACQUISITION OF CHINA TOPSSION COMMUNICATION CO., LTD.

SUMMARY

The Board is pleased to announce that China Mobile Communication, a wholly-owned subsidiary of the Company, entered into the Share Transfer Agreement with the Vendors (which include CMCC) on 16 March 2011. Pursuant to the Share Transfer Agreement, China Mobile Communication agreed to purchase and the Vendors agreed to sell 100% of the share capital of Topssion, a company primarily engaged in the business of sales of mobile phone handsets and devices. The total consideration for the share transfer is RMB237,070,000 (equivalent to approximately HK$281,161,792) and will be satisfied in cash and payable to the Vendors on the Completion Date. The consideration will be funded using internal resources of China Mobile Communication.

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the acquisition of 100% share capital of Topssion by China Mobile Communication constitutes a connected transaction for the Company under the Listing Rules. As each of the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the transaction contemplated under the Share Transfer Agreement is less than 5%, such transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders’ approval requirement. The transaction does not constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

INTRODUCTION

The Board is pleased to announce that China Mobile Communication, a wholly-owned subsidiary of the Company, entered into the Share Transfer Agreement with the Vendors (which include CMCC) on 16 March 2011. Pursuant to the Share Transfer Agreement, China Mobile Communication agreed to purchase and the Vendors agreed to sell 100% of the share capital of Topssion, a company primarily engaged in the business of sales of mobile phone handsets and devices. The total consideration for the share transfer is RMB237,070,000 (equivalent to approximately HK$281,161,792) and will be satisfied in cash and payable to the Vendors on the Completion Date. The consideration will be funded using internal resources of China Mobile Communication.

THE SHARE TRANSFER AGREEMENT

1	Date

16 March 2011

2	Parties

Vendors:	(a) CMCC;

(b) ZTE;

(c) Eastcom;

(d) Beijing Digital;

(e) Ningbo Bird; and

(f) Huawei Investment.

Purchaser:	China Mobile Communication

The Vendors in aggregate hold 100% of the share capital of Topssion, of which CMCC holds 29%, ZTE holds 16%, Eastcom holds 15%, Beijing Digital holds 15%, Ningbo Bird holds 15% and Huawei Investment holds 10%.

3	Consideration

Pursuant to the Share Transfer Agreement, the total consideration for the 100% share capital of Topssion is RMB237,070,000 (equivalent to approximately HK$281,161,792), which will be satisfied in cash and payable to the Vendors as follows on the Completion Date and will be funded using internal resources of China Mobile Communication:

(a)	RMB68,750,300 (equivalent to approximately HK$81,536,920) payable to CMCC;

(b)	RMB37,931,200 (equivalent to approximately HK$44,985,887) payable to ZTE;

(c)	RMB35,560,500 (equivalent to approximately HK$42,174,269) payable to Eastcom;

(d)	RMB35,560,500 (equivalent to approximately HK$42,174,269) payable to Beijing Digital;

(e)	RMB35,560,500 (equivalent to approximately HK$42,174,269) payable to Ningbo Bird; and

(f)	RMB23,707,000 (equivalent to approximately HK$28,116,179) payable to Huawei Investment.

The consideration was determined with reference to the Assets Valuation Report prepared by CEA, an independent valuer, where asset-based valuation methods (other than methods based on discounted cash flows or projections of profits or cash flows) have been employed for the purpose of determining the appraised value, and on the basis of normal commercial terms and arm’s length negotiation among the parties to the Share Transfer Agreement. According to the Asset Valuation Report, the net assets value of Topssion as at 30 November 2010 is RMB237,070,000 (equivalent to approximately HK$281,161,792).

4	Information on Topssion

4.1	General information on Topssion

Topssion is a joint stock limited company incorporated in the PRC. It is primarily engaged in the business of sales of mobile phone handsets and devices.

Topssion was founded by the Vendors (as joint promoters) and was established on 22 July 2004. The total registered capital of Topssion is RMB200,000,000 (equivalent to approximately HK$237,197,277). The Vendors in aggregate hold 100% share capital of Topssion, of which CMCC holds 29%, ZTE holds 16%, Eastcom holds 15%, Beijing Digital holds 15%, Ningbo Bird holds 15% and Huawei Investment holds 10%.

4.2	Financial Information of Topssion

According to the Auditor’s Report issued by Zhongrui Yuehua Certified Public Accountants Co., Ltd., an independent auditor, as of 30 November 2010, Topssion had audited consolidated total assets of RMB1,000,079,730.36 (equivalent to approximately HK$1,186,080,944). According to Topssion’s audited balance sheet prepared in accordance with CAS, as of 31 December 2009, Topssion had audited consolidated total assets of RMB990,181,331.20 (equivalent to approximately HK$1,174,341,577).

For the eleven months ended 30 November 2010, the audited net profit before and after taxation of Topssion as disclosed in its audited consolidated income statement prepared in accordance with CAS were RMB12,124,492.40 (equivalent to approximately HK$14,379,483) and RMB3,761,364.94 (equivalent to approximately HK$4,460,928), respectively. For the year ended 31 December 2009, the audited net profit before and after taxation of Topssion as disclosed in its audited income statement prepared in accordance with CAS were RMB30,973,230.82 (equivalent to approximately HK$36,733,830) and RMB21,081,652.37 (equivalent to approximately HK$25,002,553), respectively. For the year ended 31 December 2008, the audited net profit before and after taxation of Topssion as disclosed in its audited income statement prepared in accordance with CAS were RMB20,930,222.96 (equivalent to approximately HK$24,822,959) and RMB16,709,160.67 (equivalent to approximately HK$19,816,837), respectively.

5	Conditions and Completion

The obligation for the Purchaser to pay the consideration for the 100% share capital of Topssion to the Vendors as stipulated under the Share Transfer Agreement is subject to the satisfaction and/or waiver of the following conditions:

(a)	Conditions to be fulfilled by the Vendors:

(i)	the Assets Valuation Report having been filed by CMCC in accordance with applicable laws;

(ii)	the Vendors having completed their internal corporate procedures and having obtained all necessary approvals in respect of the transaction;

(iii)	the shareholder’s general meeting of Topssion having approved the transaction and the change of the form of corporation of Topssion in accordance with its articles of association and the appointment of the proposed directors and supervisors of Topssion nominated by the Purchaser;

(iv)	resignation letters from the existing directors and supervisors of Topssion who were nominated by the Vendors having been served to Topssion, such resignation letters shall state that the resignation of such directors or supervisors of Topssion shall take effect from the date on which the directors and supervisors of Topssion nominated by the Purchaser assume their office;

(v)	if any notice is required to be made to and/or any consent is required to be obtained from any counterparty to any contract that Topssion entered into, in accordance with applicable laws or any provisions of any such contracts, all such notices having been made and all such consents having been obtained;

(vi)	since the signing of the Share Transfer Agreement, Topssion has been carrying out its ordinary business, and no material adverse change has occurred, and no fact or situation exists which may be reasonably expected to result in any material adverse change;

(vii)	the representations, warranties and statements made by the Vendors under the Share Transfer Agreement remaining true, accurate and complete in all material respects, as if they were made on the Completion Date;

(viii)	no substantive violation by the Vendors of any provisions of the Share Transfer Agreement.

(b)	Conditions to be fulfilled by the Purchaser:

(i)	the board of directors of the Purchaser and the Board of the Company having approved the transaction;

(ii)	the Purchaser having completed the relevant state-owned enterprise investment filing with the State-owned Assets Supervision and Administration Commission of the State Council in respect of the transaction;

(iii)	the representations, warranties and statements made by the Purchaser under the Share Transfer Agreement remaining true, accurate and complete in all material respects, as if they were made on the Completion Date;

(iv)	no substantive violation by the Purchaser of any provisions of the Share Transfer Agreement.

The parties to the Share Transfer Agreement agreed to use their reasonable efforts to satisfy the above conditions within 90 days after the signing of the Share Transfer Agreement. If any of the above conditions has not been satisfied or waived within 90 days of the date of the Share Transfer Agreement, the Vendors or the Purchaser (as the case may be) is entitled to terminate the Share Transfer Agreement by written notice. As of the date of this announcement, the above conditions have not been satisfied or waived. If the transaction contemplated under the Share Transfer Agreement is completed, the profit and loss of Topssion for the period from the evaluation reference date in the Assets Valuation Report, being 30 November 2010, to the Completion Date shall be enjoyed or borne by the Purchaser.

Upon completion, the form of corporation of Topssion will be changed from joint stock limited company to limited liability company but the total registered capital of Topssion will remain as RMB200,000,000 (equivalent to HK$237,197,277) and Topssion will become a wholly-owned subsidiary of China Mobile Communication and the assets, liabilities and results of Topssion will be consolidated with those of the Company.

REASONS FOR AND BENEFITS OF THE TRANSACTION

With the burgeoning growth of the 3G business and mobile Internet and the increasing popularity of intelligent terminals, the influence of mobile phone communication terminals in mobile communication services has become increasingly significant. The entry of telecommunications operators into the business of distribution and retail of communication terminals will allow operators to strengthen their influence over the value chain. It will also accelerate the maturity of 3G business, promote the integrated marketing of services and terminals, enhance the value for medium and high-end customers and strengthen their ability to attract new customers, thereby maximising marketing benefits and eventually driving the growth of mobile communication business.

The Group is the largest telecommunications operator in the world in terms of customer base, with over 500 million customers. Covering all urban and rural areas of the country, the Group’s sales network enjoys notable economies of scale and has a remarkable impact on both the upstream and downstream industry chain which is an advantage to the Group for the distribution and retail sales of communication terminals.

After years of operation, Topssion has managed to accumulate rich experience in terminal business, with strong distribution and retail capabilities and a sizeable sales volume. Upon completion of the transaction, Topssion will become a wholly-owned subsidiary of the Company, which will give a strong impetus to the Group’s terminal distribution and retail business and promote the overall development of its business.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the acquisition of 100% share capital of Topssion by China Mobile Communication, a wholly-owned subsidiary of the Company, constitutes a connected transaction for the Company under the Listing Rules. As each of the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the transaction contemplated under the Share Transfer Agreement is less than 5%, such transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders’ approval requirement. The transaction does not constitute a notificable transaction of the Company under Chapter 14 of the Listing Rules.

ZTE, Eastcom, Beijing Digital, Ningbo Bird and Huawei Investment are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company.

The Group does not have any other prior transactions or relationship with CMCC and its associates which require aggregation with the transaction contemplated under the Share Transfer Agreement under Rule 14A.25 of the Listing Rules.

The Directors (including independent non-executive Directors) of the Company are of the view that the Share Transfer Agreement was entered into after arm’s length negotiation between the parties thereto, reflects normal commercial terms and is in the interests of the shareholders of the Company and the Company as a whole. The Directors (including independent non-executive Directors) are also of the view that the terms thereunder are fair and reasonable. None of the Directors has a material interest in the transaction under the Share Transfer Agreement or, is required to abstain from voting on the board resolution for considering and approving such transaction.

GENERAL INFORMATION

CMCC is a State-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company holding indirectly approximately 74.21% of the total issued and outstanding share capital of the Company. Through the Group, CMCC is the leading provider of mobile telecommunications services in the PRC.

ZTE is a joint stock limited company incorporated in the PRC. It is a leading global comprehensive communication solutions provider, providing full range of wireless and cable business, terminal products and professional communication services.

Eastcom is a joint stock limited company incorporated in the PRC. It is an equipment and services provider of communication equipment and financial electronics products.

Beijing Digital is a company incorporated in the PRC with limited liability, and is the largest consumer IT product retailer in China with more than 20 years of experience in the IT industry.

Ningbo Bird is a joint stock limited company incorporated in the PRC, and is mainly engaged in research and development, manufacturing and sales of telecommunication products.

Huawei Investment is a company incorporated in the PRC with limited liability, and is mainly engaged in research, development and sales of high technology products and related services.

The Group is the leading mobile services provider in China, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

China Mobile Communication is a company incorporated in the PRC with limited liability, and is a wholly-owned subsidiary of the Company. It is mainly engaged in mobile communications and related business.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB0.84318 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Assets Valuation Report”	the assets valuation report prepared by CEA in respect of Topssion (Zhong Qi Hua Ping Bao Zi No.[2010] 737)

“Beijing Digital”	北京神州數碼有限公司 (Beijing Digital China Limited) (being unofficial English translation), a company incorporated in the PRC with limited liability

“Board”	the board of Directors of the Company

“CAS”	Chinese Accounting Standards for Business Enterprises

“CEA”	China Enterprise Appraisals Co., Ltd, an independent assets valuer

“China Mobile Communication” or “Purchaser”	China Mobile Communication Co., Ltd., a company incorporated in the PRC with limited liability, and a wholly-owned subsidiary of the Company

“CMCC”	China Mobile Communications Corporation, a state- owned enterprise established under the laws of the PRC, the ultimate controlling shareholder of the Company

“Company”	China Mobile Limited, a company incorporated in Hong Kong whose shares are listed on The Stock Exchange of Hong Kong Limited and American Depositary Shares are listed on the New York Stock Exchange

“Completion Date”	the third business day after the date of the satisfaction and/or waiver of all the conditions precedent for the Purchaser to pay the consideration for the share transfer to the Vendors as stipulated under the Share Transfer Agreement

“Directors”	the directors of the Company

“Eastcom”	Eastern Communications Co., Ltd, a joint stock limited company incorporated in the PRC

“Group”	the Company and its subsidiaries

“Huawei Investment”	Shenzhen Huawei Investment & Holdings Co., Ltd., a company incorporated in the PRC with limited liability

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Ningbo Bird”	Ningbo Bird Co., Ltd., a joint stock limited company incorporated in the PRC

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Share Transfer Agreement”	the share transfer agreement entered into between China Mobile Communication and the Vendors in respect of the transfer of 100% shares of Topssion on 16 March 2011

“Shareholders”	the shareholders of the Company

“Topssion”	中移鼎訊通信股份有限公司 (China Topssion Communication Co., Ltd.) (being unofficial English translation), a joint stock limited company incorporated in the PRC

“Vendors”	CMCC, ZTE, Eastcom, Beijing Digital, Ningbo Bird and Huawei Investment

“ZTE”	Z T E Corporation, a joint stock limited company incorporated in the PRC

By Order of the Board China Mobile Limited Wang Jianzhou Chairman

Hong Kong, 16 March 2011

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non- executive directors.